EXHIBIT 4.1

SECOND AMENDED WARRANT AGENCY AGREEMENT

This Agreement is made and entered into as of this 21st day of December, 2018 by and between Medovex Corporation, a Nevada corporation with its principal offices at 2380 Old Milton Parkway, Alpharetta, Georgia 30009 (the “MDVX” or the “Company”) and Issuer Direct Corporation, with offices at 1981 Murray Holiday Road, Suite 102, Salt Lake City, Utah 84117 (“Warrant Agent”). The Warrant Agent and the Company are collectively referred to as the “Parties”.

WHEREAS, the Company and the Warrant Agent entered into a Warrant Agency Agreement dated December 24, 2014 (the “Original Warrant Agreement’);

WHEREAS, the Company and the Warrant Agent entered into an Amended Warrant Agency Agreement dated February 4, 2016 (the “First Amended Warrant Agency Agreement”);

WHEREAS, the Company has determined that it is in the best interests of the Company to extend the Exercise Period of the Warrant from December 24, 2018 to December 24, 2019.

WHEREAS, Section 9.8 of the Original Warrant Agreement, as amended, provides that amendments may be made to the terms of the Original Warrant Agreement without consent of the holders provided that such changes do not adversely affect the interests of the registered holders and that the changes may accordingly be made by the Company and the Warrant Agent.

WHEREAS, the changes set forth herein do not adversely affect the interests of the Registered holders of the Warrants.

All capitalized terms used herein and not defined herein shall have the same meaning as these in the Original Warrant Agreement, as amended. Unless otherwise specifically modified herein, the provisions of the Original Warrant Agreement, as amended, shall remain in full force and effect.

NOW, THEREFORE, in consideration of the mutual terms and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Modification of Exercise Period. (a) The Parties hereby agree that Section 3.2 of the Original Warrant Agreement, as amended, is hereby modified to change the Expiration Date from December 24, 2018 to December 24, 2019 (the “New Expiration Date”).

2. Parties in Interest. This Agreement is made solely for the benefit of the Warrant Holders and the Company, and their respective controlling persons, directors and officers, and their respective successors, assigns, executors and administrators. No other person shall acquire or have any right under or by virtue of this Agreement.

3. Headings. The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

4. Counterparts. This Agreement may be executed in any number of counterparts, each of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

MEDOVEX CORPORATION		ISSUER DIRECT CORPORATION

By:	/s/ William Horne	By:	/s/ Kurt D. Hughes
Name:	William Horne	Name:	Kurt D. Hughes
Title:	Chief Executive Officer	Title:	President